May 28, 2024	Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mindy Hooker

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

Re:	Chart Industries, Inc.

Form 10-K for Fiscal Year December 31, 2023

Form 8-K filed February 28, 2024

File No. 001-11442

Dear Ms. Hooker and Mr. Greene:

On behalf of Chart Industries, Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated May 13, 2024. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the Commission’s comments.

Form 8-K filed on February 28, 2024

Exhibit 99.1

Reconciliation of Earnings Per Common Share Attributable to Chart Industries, Inc. — Continuing Operations . . . , page 16

SEC Comment #1:

Please address the following related to your reconciliation on page 16:

•

Your non-GAAP measure, adjusted earnings per common share attributable to Chart Industries, Inc. is reconciled to Income/Loss from Continuing Operations which does not appear to be the most directly comparable GAAP measure. Revise your reconciliation to begin with Net Income/Loss Attributable to Chart Industries. Alternatively, if the non-GAAP measure is intended to relate to continuing operations, please label it as such.

•	Tell us why you are adjusting for the mandatorily redeemable preferred stock dividend and explain how you calculated this adjustment.

•

Finally, we note you have included several adjustments which do not have footnote disclosure describing the adjustment and how the adjustment was quantified. Explain the adjustments to us and revise future filings to include this disclosure. For adjustments that include multiple elements, explain and quantify each element included in the adjustment. This comment also applies to adjustments on reconciliations included on pages 17-23.

Response:

The Company will comply with this comment in future filings. Specifically, the Company will:

•	Label adjusted earnings per common share attributable to Chart Industries, Inc. as relating to continuing operations when presented and reconciled to Income/Loss from Continuing Operations;

•

Remove the adjustment for the mandatorily redeemable preferred stock dividend from all periods presented in future filings. The Company had previously included this adjustment because it was a dilutive item related to the Howden acquisition and not included in previously issued guidance to the markets.

•	Revise future filings to describe the following adjustments and how they are quantified, to the extent such adjustments appear in future filings:

•

Debt and financing costs were $60.0 million ($1.28 per share), which included $26.0 million in acquisition financing fees and $49.2 million in interest expense relating to the Howden acquisition, offset by $15.2 million in interest income on restricted cash. These debt and financing costs were incurred entirely in the first quarter of fiscal year 2023 prior to the closing of the Howden acquisition and, as such, were unrelated to the Company’s operations at the time. There were no debt and financing cost adjustments for the fourth quarter of fiscal year 2023.

•

Mandatorily redeemable preferred stock dividend includes $27.3 million ($0.58 per share) in fiscal year 2023 and $6.8 million ($0.14 per share) in the fourth quarter of fiscal year 2023. Note, however, that the Company will remove the adjustment for the mandatorily redeemable preferred stock dividend from all periods presented in future filings.

•	Howden amortization includes $151.5 million ($3.24 per share) for fiscal year 2023 and $46.2 million ($0.99 per share) for the fourth quarter of fiscal year 2023.

•	Startup costs — organic includes, for fiscal year 2023, $1.2 million ($0.03 per share) in costs related to the Company’s new manufacturing capabilities at its Tulsa, Oklahoma facility. The Company rarely incurs such startup costs. There were no startup costs — organic for the fourth quarter of fiscal year 2023, and the Company does not anticipate adjusting for this matter going forward.

•

Loss on extinguishment of debt includes $7.7 million ($0.16 per share) for fiscal year 2023 which occurred entirely in the fourth quarter of fiscal year 2023 in connection with a refinancing relating to Howden. The Company does not anticipate adjusting for this specific Howden-related refinancing matter going forward.

•

Other one-time items includes, for fiscal year 2023, $0.4 million ($0.01 per share) relating to $0.2 million in non-customary concessions to a customer that closed its account with the Company and $0.2 million relating to one-time legal costs for a product line previously acquired by the Company. There were no other one-time items for the fourth quarter of fiscal year 2023 and the Company does not anticipate adjusting for these specific matters going forward.

•	As required, tax effects are presented as a separate line item.

In future filings, the Company will include similar footnote detail for it adjustments, including those adjustments for which it previously provided footnote disclosure.

Reconciliation of Net Cash Provided By (Used In) Operating Activities to Free Cash Flow and Adjusted Free Cash Flow, page 17

SEC Comment #2:

We note that you provide a reconciliation of free cash flow (non-GAAP) and adjusted free cash flow (non-GAAP). In future filings, please revise your free cash flow and adjusted free cash flow titles to specifically identify whether it relates to continuing operations or discontinued operations.

Response:

The Company will comply with this comment in future filings by revising the free cash flow and adjusted free cash flow, when used, to identify whether they relate to continuing operations or discontinued operations. Please note, however, that the Company currently does not anticipate presenting adjusted free cash flow in future filings.

Reconciliation of Gross Profit to Adjusted Gross Profit . . . , page 18

SEC Comment #3:

Please revise future filings to present the most directly comparable measures prior to the non-GAAP measures in accordance with Item 10(e)(1)(i)(A) to prevent undue prominence. In this regard, we note that you have not included Gross Margin or Operating Margin in the tables included on pages 18-21. Additionally, on page 23 you should disclose Net Income as a percent of sales alongside Adjusted EBITDA as a percent of sales.

Response:

The Company will comply with this comment in future filings by including Gross Margin, Operating Margin or Net Income as a percent of sales, as applicable.

SEC Comment #4:

On pages 22 and 23, your presentation of Chart Industries, continuing operations pro forma appears to be a non-GAAP measure, as such, in future filings, please provide disclosures and presentation to comply with Article 11 of Regulation S-X and Question 100.05 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response:

The Company provided pro forma financial information relating to its continuing operations so as to present a more meaningful comparison of its results following its significant acquisition of Howden on March 17, 2023. Since Howden’s results have been consolidated in the Company’s results since March 2023 and for the entirety of the Company’s fiscal quarters thereafter, the Company does not anticipate presenting similar pro forma information for comparison purposes in its quarterly results for the quarters ended June 30, 2024 and September 30, 2024. However, limited comparable period Adjusted EBITDA information may appear in its results for the year ended December 31, 2024 and the Company anticipates limited comparable period Adjusted EBITDA information with respect to the operations of certain businesses sold in the fourth quarter of 2023 for the remainder of fiscal 2024 in order to provide investors with the comparable period-over-period results. Attached as Appendix A is sample disclosure depicting the presentation of Adjusted EBITDA from continuing operations for the quarter ended June 30, 2023 where EBITDA from subsequently sold operations is removed. To the extent the Company presents pro forma or similar financial information relating to the Company’s continuing operations in the future, the Company will comply with this comment in future filings.

Exhibit 99.2, page 32

SEC Comment #5:

As it appears you have furnished the supplemental information included in Exhibit 99.2 under Item 2.02 of Form 8-K, please note that Item 10(e)(1)(i) of Regulation S-K applies to all disclosures of non-GAAP measures. In this regard, please also address the following in future filings:

•

We note that you have provided non-GAAP measures without disclosure of and reconciliation to the most directly comparable GAAP measure. Revise to comply with Item 10 of Regulation S-K and the Compliance and Disclosure Interpretations on Non-GAAP Measures.

•

On page 32, your “Fourth Quarter 2023 Net Income & EBITDA Bridge” appears to present a full non-GAAP income statement. Revise to eliminate this presentation so as not to attach undue prominence to this non-GAAP information. Refer to Question 102.10(c) of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

•

On pages 32 and 35, your presentation of EBITDA includes loss on debt extinguishment. We remind you that to the extent your calculation of EBITDA includes any item in addition to what the acronym suggests (e.g., loss on debt extinguishment), you should revise the title of the measure or remove that item from your calculation of EBITDA. Refer to Question 103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

Response:

To the extent that the Company may furnish supplemental information under Item 2.02, the Company will comply with this comment in future filings. Specifically, the Company’s presentation of any such supplemental information will comply with Item 10 of Regulation S-K and the Compliance and Disclosure Interpretations on Non-GAAP Measures. The Company provided a significant amount of non-GAAP information in recent filings to provide investors with comparable period-over-period results as a consequence of the significant Howden acquisition. As noted above, the Company anticipates providing more limited non-GAAP information in future filings. With respect to the Staff’s specific comments, the Company will eliminate the EBITDA bridge, or any other full non-GAAP income statements, in future filings. Furthermore, to the extent any calculation of EBITDA may include an item in addition to what the acronym suggests, in future filings the Company will either remove that additional item from the Company’s calculation of EBITDA or revise the title of the measure.

Should you require further information or if there are any questions concerning the response set forth above, please do not hesitate to contact me ((216) 622-8667; ahall@calfee.com) or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ Arthur C. Hall III

Arthur C. Hall III

cc:	Joseph Brinkman, Vice President and

Chief Financial Officer, Chart Industries, Inc.

Herbert Hotchkiss, Vice President, General

Counsel and Secretary, Chart Industries, Inc.

Appendix A

Presentation (Comparable Period Adjusted EBITDA from Continuing Operations)

Three Months Ended June 30, 2023
Net Sales (as reported)	$908.1
Less Net Sales from American Fans (divested in fourth quarter 2023)	19.5
Less Net Sales from Cofimco (divested in fourth quarter 2023)	10.9
Less Net Sales from Cryo Diffusion (divested in fourth quarter 2023)	2.1
Net Sales from Continuing Operations	$875.6
Adjusted EBITDA (as reported)	$195.3
Less EBITDA from American Fans (divested in fourth quarter 2023)	4.4
Less EBITDA from Cofimco (divested in fourth quarter 2023)	4.0
Less EBITDA from Cryo Diffusion (divested fourth quarter 2023)	-0.6
Adjusted EBITDA from Continuing Operations	$187.5